================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month November 2002


                          VIDESH SANCHAR NIGAM LIMITED
                 (Translation of registrant's name into English)


        Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]      Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]            No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82 -                .
                                     ---------------

================================================================================

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number                                    Description of Exhibit
--------------                                    ----------------------
      1.            Limited review report of S.B.Billimoria & Co. of unaudited financial results for the six months ended 30 September 2002
      2.            Press release dated 18 November 2002 regarding interconnection agreements with BSNL and MTNL


Forward-Looking Statements

Statements in this Form 6-K and the documents attached hereto as exhibits that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the registrant to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the registrant's various filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed on September 27, 2002. The registrant undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            VIDESH SANCHAR NIGAM LIMITED



                                            By: /s/        Arun Gupta
                                                --------------------------------
                                            Name:  Arun Gupta
                                            Title: Executive Director(Finance)


Date: November 26, 2002